

HAVE YOU EVER DREAMED

INVEST IN **CALEDONIAN BRAVES FC**

A wee Scottish football club with big dreams and big ambitions

caledonianbraves.com   Delaware City, DE         Sports   Sports Tech

INVEST IN **CALEDONIAN BRAVES FC**

A wee Scottish football club with big dreams and big ambitions

caledonianbraves.com   Delaware City, DE         Sports   Sports Tech

Highlights

Highlights

1 First and foremost, you'll own a wee Scottish football club (for real!)

2 4,000+ owners from around the world

3 The Braves are on a determined path to compete alongside football giants like Rangers and Celtic

4 You'll be part of building a globally-diverse ownership community in football

5 You'll experience the highs and low of football club ownership - Saturdays will never be the same

6 You'll help shape the future of the club by being involved on a variety of club matters

7 You'll get to enjoy exclusive ownership access to the players, manager, staff, and board members

8 Yes, you'll even get an ownership certificate that you can hang on your wall to impress your friends

Featured Investors



Deven Hurt Follow

Co Founder & CEO | Prediction Strike

"I believe in Chris and what Caledonian Braves are building! GO BRAVES !"

 **Isaiah Covington**  Follow



Performance Coach at Boston Celtics NBA Champion 2024

"I am a proud investors in Caledonian Braves!"

Our Team



Christopher Ewing   Founder and CEO

Proud Scotsman, living in Paris with 20+ years of experience in soccer business as a player, coach and business owner.

Our club was formed with a clear vision and belief of football being owned by the fans; of football clubs as community assets that improve the lives of those who support them. Not only are we creating a global ownership community, we are also giving fans a voice. We are creating a true football democracy where every owner has an equal voice and an equal vote.



David Fowler   Board of Managers

Proud Scotsman living in Amsterdam. Seasoned pro from the world of marketing and strategy, having spent 13 years at FIFA where he was appointed head of brand and events.



Josh McLeod   Board of Managers

Proud Scotsman living in Melbourne, where he lectures in Sports Management at Deakin University. Josh is an experienced sport business research expert having worked on projects in India, the Middle East, Australia and the UK.



Suzanne Winters   Board of Managers

Highly experienced professional soccer player, having represented Scotland on 105 occasions. Won both domestic trebles in Scotland and England. McDonald's ambassador for women & girl's football.



Ricky Waddell   Head Coach



Widely regarded as one of Scotland's most talented coaches, holds the illustrious UEFA Pro License and has been head coach of the Braves for over eight years.

Own a Wee Scottish Football Club! Over 4,000+ Investors



FROM HUMBLE BEGINNINGS

You may think that as Scotland's youngest senior club, we don't have much of a history to speak of, though you'd be surprised.

Although Caledonian Braves was formed in 2019, the club itself existed formerly as Edusport Academy. Initially created as a private football academy, Edusport Academy was founded to provide young French footballers the opportunity to combine football with education in Scotland during one year.

Created in 2011, the Edusport Academy successfully applied to join the pyramid via the South of Scotland League in 2014 and became the first club in the history of Scottish football to win promotion from the bottom of the pyramid when we won the League in 2017.

We also made history in 2015 when we won the South of Scotland League Cup. As holders of the League Cup, the trophy was displayed in the National Football Museum at Hampden Park from 2015-2017 as having 'documented contemporary football history' as the trophy was won by a team full of French nationals.

With over 800 fans from 30 different countries, a series of online votes gave birth to Caledonian Braves. A new club identity, with a new badge and a new home ground, Caledonian Braves were officially born when the SFA Professional Game Board ratified the name change on 20th June 2019.

Edusport Academy continues to exist as the Academy of the **Caledonian Braves FC.**

Scotland LOVES pro sports. Scotland DESERVES pro sports. This is our time.



CLUB CREST

With several designs to chose from, our current club crest won an online vote and is now a proud part of our brand identity.

The crest embodies the exciting new chapter in the evolution of the football club.

The badge's composition is based on that of a shield, informed by its usage from brave Scottish warriors and the previous club crest of Edusport Academy.

The focal point of the crest is the mythical phoenix bird, a symbol of strength, power & class - representative of the rebirth and journey of the rebranded club. Its wings proudly span the shield - embodying the bravery and fight of the new brand.

At the heart of the badge, the Scottish Edusport ball - showcasing the clubs beginnings and proud history thus far being forever remembered.

A Proud Scottish heritage? 🏴󠁧󠁢󠁳󠁣󠁴󠁿 Here's the best way to embrace your roots 🫵👇



Join Over 4,000+ Owners

Caledonian Braves is a football club with a twist - it's owned by over 4,000 people from all over the world! These owners include well known soccer players, MLS celebrities, entrepreneurs, and even musicians. With most owners from the USA, the club has a strong international following.

The club captivates fans with engaging content, offering behind-the-scenes glimpses into ownership life, captivating TikTok videos with **millions of**

views, and a dynamic online presence that keeps supporters connected and inspired.

Here is our very first Owners Meeting, we were proud to be the first club on the planet to run a meeting with his global community of owners on StreamYard

Two of our newest owners made the journey all the way from America to watch us play! They documented their whole experience... 👇

https://www.tiktok.com/@thebravesfc/video/7271740762973310240



Lead Investor Mujtaba Elgoodah travelled from Washington DC to visit his scottish football club and meet some of his co-owners.







4,000+
Owners

50/50
States Represented

$10M
Market Valuation

How big the soccer market really is.

In the 2021/22 season, the value of the European soccer market was calculated at around 29.5 billion euros. This figure represents an increase on the previous season, as well as the size of the industry before the coronavirus (COVID-19) pandemic.

$29.5 Billion
10.9% Projected CAGR



Soccer clubs with the highest revenue worldwide in 2022/23

(in million euros)



Club	Revenue
Real Madrid	831.4
Manchester City	825.9
Paris Saint-Germain	801.9
Barcelona	800.1
Manchester United	745.8
Bayern Munich	744
Liverpool	682.9
Tottenham Hotspur	631.5
Chelsea	589.4
Arsenal	532.6
Juventus	432.4
Borussia Dortmund	420

Brand value of leading soccer clubs worldwide in 2023

(in billion euros)



Club	Brand value in billion euros
Manchester City	1.51
Real Madrid	1.46
Barcelona	1.37
Manchester United	1.36
Liverpool	1.36
Paris Saint-Germain	1.13
Bayern Munich	1.1
Arsenal	0.91
Tottenham Hotspur	0.9
Chelsea	0.86

Brand value in billion euros

CALEDONIAN BRAVES
OWNERSHIP OPPORTUNITY

WE ARE THE CALEDONIAN BRAVES OF SCOTLAND AND WE'RE BUILDING A CLUB WHERE EVERY OWNER HAS AN EQUAL VOICE AND EQUAL VOTE.

We're just a wee Scottish football club right now, but we have big ambitions. We plan to compete in the Scottish Premiership with giants like Rangers and Celtic within the next ten years. To do that, we're building the most geographically diverse ownership community in football. No matter who you are or where you're from, you're invited to join us.

Our club was formed with a clear vision and belief of football owned by the fans. Of football clubs as community assets that improve the lives of those who support them.

As you'll see in the following pages, we're selling a 25% stake in the club with the minimum investment set at just $100. That's cheaper than your annual Netflix membership.

We believe our wee club has the potential to inspire millions around the world and we hope you'll come along for the journey.

Welcome

Caledonian Braves epitomize inclusivity and democracy within their ownership structure, fostering a club where each of the 900+ owners holds an equal voice and vote. This unique approach ensures that every individual's perspective is valued and contributes to the club's decision-making process. It's a testament to their commitment to transparency and shared responsibility. With this foundation of equality, the club aims to achieve ambitious milestones, including their aspiration to compete in the prestigious Scottish Premiership within the next decade, challenging traditional football powerhouses like Rangers and Celtic.

Building a Club Where Every Owner Has an Equal Voice and Equal Vote!

🏴󠁧󠁢󠁳󠁣󠁴󠁿A day in the life of... an owner of a wee Scottish football club! 👇





Timeline: We are just getting started! a long way, fam.



Meet The Team Behind Caledonian Braves!

Check what our found owner has to say below

https://www.tiktok.com/@thebravesfc/video/7353680494413761825 👇👇👇



Meet our Head Coach, **Ricky** talks with **BravesTV** after we recorded a third straight victory this afternoon!





Our Values

CALEDONIAN BRAVES
OWNERSHIP OPPORTUNITY

AMBITION

We will never settle for mediocrity and will continually strive to become the best version of ourselves on and off the field.

FEARLESS

We champion the bold and the brave. We will never be scared to challenge the status quo and fight for what we believe in.

EQUALITY

We are many, though we are one. We are different, though we are equal. We will challenge inequality in all that we do, championing social justice.

DEMOCRACY

Our strength is in our numbers, our diversity, and our shared vision. All members of our ownership community will have an equal voice and equal vote.

WINNING ON & OFF THE PITCH

Signed Partnership with Cruyff Institute, Le Coq Sportif, Amnesty International, UN Goals for Football, and many more others, like the ones below.

       

 🏴󠁧󠁢󠁳󠁣󠁴󠁿 Scottish football doesn't get enough credit 🙌💭 #bu... 🕐 Watch later  ➤ Share





What's next for the club.

Caledonian Braves have **big dreams for the future.** With a diverse and passionate ownership base driving them forward, the club aims to climb the ranks and secure a spot in the Scottish Premiership within the next decade.



Competing alongside giants like **Rangers** and **Celtic** is no small feat, but with their commitment to excellence on and off the pitch, coupled with strategic partnerships, a strong fan base and incredible owners like yourself, Caledonian Braves are determined to make their mark on Scottish football's biggest stage.





EDUSPORT ACADEMY

Based in Glasgow, Scotland, and in Malta. With a proven track record and 10 years of experience, our aim is to provide a life changing experience combining education with sport.

The programmes allow our students, not only to discover a new country and culture, though to continue their studies whilst constantly developing their sport in professional conditions. The programmes include English language courses with an internationally recognised qualification, and daily training, both on the pitch and in the gym to which our players have unlimited access, all in the centre of Glasgow, one of Europe's most attractive cities, or in the Mediterranean climate of Malta, for an unforgettable student experience

Our aim is to provide the best environment to allow our people to develop professionally, personally and athletically.







Voting rights are proxied to the lead investor (see Form C for details).



